Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***

The following is a transcript from an investor conference:

Transcript

E. Hunter Harrison remarks at UBS Industrials and Transportation Conference

November 19, 2015

Participants

Thomas Wadewitz, Analyst UBS Securities LLC

E. Hunter Harrison, CEO Canadian Pacific

Thomas Wadewitz

Okay. Great. I think we’re live here. If I can ask people to take a seat. I’m guessing we’ll have a few more that’ll come in here. I guess the rooms are a bit spread out here, but thanks everybody for joining us. It is a great pleasure for me to be able to host a fireside chat today.

You can see I have to imagine the fire, but it’s a great pleasure to have Hunter Harrison. Hunter really needs no introduction, but obviously, he’s the CEO of Canadian Pacific. There’s a lot in the news these days. Hunter and CP are causing a lot of excitement. So it’s a great pleasure to have them with us. And we really appreciate the time, Hunter. So thank you for joining us.

Thomas Wadewitz

I think we’re just going to get right into things here.

E. Hunter Harrison

Sure.

Thomas Wadewitz

I’ll kick things off with just asking you if you could give us some thoughts on the logic for the proposed combination with Norfolk Southern? And then we can just take it from there.

E. Hunter Harrison

Well, I guess, Tom, I’d start by saying that this is not a new exercise for us. We’ve talked about this for years. And 12 years that we felt likely was going to be consolidation at some point in time that from our standpoint, from both my previous employer and now with CP, any road in the U.S. fits from a development synergy to extending markets. So we had a brief conversation last year that caused too much of a stir with our other friends in the east, and that’s really consisted of a two-hour meeting.

And that we discovered quickly that wasn’t going to work for reasons that we’re go unsaid. But I think that we are watching the landscape and seeing growth and opportunities as we are running numbers. It’s clearly, it said that there was a pretty compelling case that could be made for shareholder value with the combination with potentially Canadian Pacific and Norfolk Southern. We felt like, also, that it could be very accretive to their shareholders. That it was end to end, that it met most of the criteria of the regulators with some small modifications.

And so, I think that our Board sensed the proxy issue in the West, had been very pleased with our performance and thought we were – we did what we said we thought we could do. We had achieved that. And I think they wanted to put us in a bigger playing field and leverage our ability, as railroaders and leaders to expand the size of the franchise. So given all those things, we didn’t see any reason not to and we engage with NS.

Thomas Wadewitz

Great. Okay. I guess, to be fair, you did what you said you were going to do which we did in two years instead of four. So, you did it faster. Have you had any initial response from Norfolk, I guess, we see the headlines and they talk about chilly reception and so forth, and concerned about regulatory but have you had, since the proposal and since your meeting with Jim, has there been any further discussion with Norfolk?

E. Hunter Harrison

No. The discussions have been, to my knowledge, one meeting, which was the Jim and for two, two-and-a-half hours, and that’s been, and that’s one of the kind of frustrating issue. It’s hard to resolve issues than solve some of the issues if we don’t talk. So, at a point in time, we hope that they will sit down and give us their view and what their likes or dislikes.

Now, I got some of them in the paper, but there’s others. And it’s hard to deal with all of them because there’s others are going to come up. But if you can sit down and have a dialog, I think that – we think maybe we’re a little presumptuous that we could maybe solve most or all of those issue which they’re seemed to be concerned about.

Thomas Wadewitz

Okay. When I think about transactions and say, okay, you got to agree on a price. And so, that’s one point of potential hurdle they make they may want a much higher price than you’re willing to pay. And also, when you look at it, you’d say, are there social issues, so to speak? So, Norfolk has a young management team. Jim just became CEO in June, and so I just wondered if you could comment on both of those? You think price or social issues, which one would be the higher hurdle to overcome? And how would you think about your approach to both of those?

E. Hunter Harrison

Well, I asked them for a price and they haven’t given it to me. At that meeting, I asked them about if there were social issues and they said no. It was all about shareholder value. Now, clearly, since that time, they’ve come out and said that this was a low premium and unsolicited, whatever their press release said. But once again, it’s hard to set a price if you don’t know the conditions. If they want one, two and three, then the price will be X. If they want four, five and six, and one, two and three it might be something else. Is that our final offer line in the sand, no. And I tried to explain that to them.

So, with the exception of the press release, there has been – there was no dialog about price now. Social issues, we try to address what we thought might be some of their concerns. And as I went through the various scenarios at their request, they thanked me for going through them and then they said, this is all about shareholder value. And I don’t really know where we are there. It’s hard to – they kind of left and I said, where are we and they said, well, you’ll probably hear back from us.

So, we’ll – I don’t think or at least I’m not aware of any social issues that are going to be a big impediment to getting this done, if we all are looking at the shareholder and our fiduciary responsibility to the shareholder and that’s our concern, then we’re not going to have issues.

Thomas Wadewitz

Okay. When I think about the historical transactions and then I try to kind of adjust the range of multiples paid for – if you look at [indiscernible] (08:20) with pretty depressed financial performance to make that multiple was a bit higher than what you think is reasonable. If you say, well, what did Buffet pay for Burlington Northern, it seems like you could argue Buffet gets a discount or versus what others paid.

But in any case, if you say, well, maybe 9 to 12 times trailing EBITDA is a range that I can come up with sd being representative for historical deal. Is that the right way to look at it and to look at historical transactions and say you probably end up somewhere in that range or there are other things that you would – other factors to consider?

E. Hunter Harrison

No, I think that’s a reasonable conclusion given what the other issues might be, what’s their concern or want. So, it like who’s going to get what board seats and how many here or there or where’s headquarters going to be or what are we going to do here or who’s guaranteed a job or those things all then start to become a consideration.

And there’s hardly ever a transaction that’s existed a true merger of equals, but for lack of a better term, it was a true merger of equals. I think the range that you’re speaking there to Tom is certainly something that’s reasonable. And would we be willing to address that? Absolutely. Would that be the top? I’m not sure, but to get there, we got to talk, right?

Thomas Wadewitz

Okay. Great. What about the strategy for closing? I assume you can reach agreement on price and social issues and so forth. Do you think it’s more likely that you take the approach of moving towards a voting trust or would you say, well, it’s maybe more efficient if we just go straight away for the approval? In the press release, you talked about a two-year approval essentially. So, maybe if you can offer some thoughts on which would be a more likely path.

E. Hunter Harrison

I think the more likely path is that we’ll have a voting trust. I think that’s the appropriate way. I think we can do some things there that we might not be able to do otherwise. I think that solves a lot of issues that people would have and the concerns about so-called dead money and we can go on and close the transaction. We’ve indicated to them under the right circumstances that if there is regulatory risk, we’re willing to accept it. And so, if I had to guess, I would – if we continue pursuing this, then I would think that is one of the steps that we’ll probably go through. It’s exploring it at least.

Thomas Wadewitz

Is your understanding of the way to voting trust works? Can that happen in parallel to the other process or would you say if we voting trust and add on six months for the two-year timeframe you’re talking about?

E. Hunter Harrison

No, I think it’s not. I don’t think it will be six months. I think – now, you can look at what the statutory requirements are, but that’s kind of a cap. You can’t go beyond that. I mean, that was the direction by the law to STB as a result of them taking 5 years and 7 year and 11 years of the transaction. And I know how complicated we had where they allowed us to go on and close four or five months short of their review because they said everything was going well, there’s no use in stopping at this point, but we reserve the right that if you misbehave, we can take those things back. My guess would be that if we do it in the appropriate way that we could get the trust, the okay for the trust in – my view is 40, 50 days that we could be done. I don’t know why they would want to take six months. I don’t know what the issues are there. And if we are very transparent, I’m explaining to them what we’re doing and why I think that’s not unreasonable to expect.

Thomas Wadewitz

Do you think that two years is optimistic, or would you say that’s really more at the longer end given what the statutory….

E. Hunter Harrison

I think that is probably at the longer end.

Thomas Wadewitz

Longer end?

E. Hunter Harrison

I think this being a pretty straightforward end-to-end. There’s very few, if any, three for two than two for ones and so called. I think that we’re willing to address every issue that I know that the shipping public has had in my career, which is long. And so, I don’t know what they’re going to take all the time about. I mean, there’s no environmental issues. I don’t think to review. I mean, we’re both operating now end to end. So if we were operating as one, I’m not sure why it would trigger that. So I think this could be – it could be quicker. It could be a abbreviated.

Thomas Wadewitz

That’s for us a nice transition to talk about the addressing shipper concerns. So can you explain a bit when you talked about terminal access, is that – how would a shipper achieve that? Because my understanding is that more remedy if things go wrong. And then if you talk about also the bottlenecks and how that would be done that it would be great if you could...

E. Hunter Harrison

No. That’s – yeah, that’s misunderstood. Look, number one, we’re only going to the board and saying here’s what we’re willing to do in our transaction. I’m not suggesting what they ought to do with other railroads. If everybody is one size fits all. What we’re saying is this. Competition is good. Clearly, the act says that you get to enhance, not only preserve and now you get enhanced.

And if you look at this statute truly there, and you hear all the issues, they might as well have just said, no mergers. If you don’t think those can be. But here, is what we’re saying. And we’re not saying it’s only a problem. We’re saying it’s – if you got gateway A, and we serve a customer in gateway A. Our physical, our trackage reaches them. Brand X does not reach them. They’re maybe 30, 40 miles away, but they don’t have rights to get in there.

If they’re not satisfied – and it’s only – all they got to do is say we’re not satisfied. They don’t have to go through some, okay, they had bad service and here’s the records, and here’s the price. And so, if they don’t like our product, which is effectively our service and our price, then, they can bring over brand X, and we will allow brand X to come in for a very reasonable reciprocal rate that we agree to, which we’ve got all kinds of precedent in the industry is not going to be some exorbitant numbers like what happened when we deregulated where the staggers act, where reciprocals went from $75 to $1,000 in some cases on certain cars.

So, we’re saying what else could you ask for? You don’t have it now, you’re never going to have it probably unless the STB independently of a merger does that. So, that pretty well would solve every issue there, we think, everything we can do. Number two, we have never been advocates of bottleneck. I think that was wrong. I think the rails took the wrong position. And I think if there’s trackage out there, and your shipper wants to take advantage of that route, that might be more efficient. But they ought to have the quota rate over that route because it gets involved with the asset turns and so forth.

So, we would not invoke bottleneck. We would allow them to route that – we don’t believe in paper barriers, okay? So we’re not going to say we’re going to sell a short line, but you got to ship over this route. So, we get advantages of both. What we’re kind of saying is this, we think this is all about competition. We can provide the service and the competitive price. They ought to win the business, not the rules and regs. And I don’t know – I can’t imagine what a shipper could complain about there.

Thomas Wadewitz

Is it fair to view what you’re proposing is being essentially, setting aside final offer arbitration, it’s different, but in terms of reciprocal switching in Canada. Is what you’re proposing essentially the same as that, but perhaps, without the restriction in terms of the 30 kilometers…

E. Hunter Harrison

No. Not necessarily. We’re not – if you look at switching distance in the U.S., there might be a location where one road is five miles from the interchange point, it’s not open to switching. There might be another one that’s 60 miles away that is open to switching. So, it’s all across the board in the U.S. Where Canada choose to draw a circle, a radius of 160 kilometers, and by the way, to my knowledge, it’s been taken advantage are very, very little. But it’s there. It’s a safety net, somebody wanted it and so, it’s there.

But we’re just trying to say that we’re not going to block people for that reason. Look, if somebody, 40 or 50 miles from my franchise can pay a modest tow charge, say $50 a car and $1 a mile or something to get to my customer and serve him better than I can, shame on me, we ought to lose the business. And I don’t need hopely protection from some other rules like this that says to get to business.

Thomas Wadewitz

So, wouldn’t be constraint by distance as it is in Canada?

E. Hunter Harrison

No.

Thomas Wadewitz

What about the terminal acts? I think it does get a little bit confusing when you talked about bottleneck and terminal access and differences between them. If there is a service issue, would you say will another railroad can access my terminal or rail yards or so? Or what is the terminal access comment mean?

E. Hunter Harrison

Well, that’s the same thing.

Thomas Wadewitz

The same thing?

E. Hunter Harrison

If there is an industry located in that area which we can define but typically would be in the switching kind of district, say, 50, 80 miles, 100 miles. And there could be exceptions to that, that is, as a result of our doing a transaction, a merger, wants to have the ability to bring in brand X, although they don’t today, that’s okay. Because, look, we think we’re – if we’re not the most efficient we’re awful close to be and we think we’re going to be, and we think we’ve got a good service offering, and we think we’ve got efficiencies. So, we’ve got relatively low price, and we’re willing to stand on that without some artificial protection.

Thomas Wadewitz

Just one more question on this again to try to understand as best we can. This would not allow another railroad to run across your track to directly access that shipper, it just that adds whatever interchange point the other railroad touches you, the shipper could ask to hand it off.

E. Hunter Harrison

Yeah. We’re not saying that we’ll open our franchise up to you around 2,000 miles across our railroad.

Thomas Wadewitz

Right.

E. Hunter Harrison

Now, we have people, as you well know, that do that all across. We have trackage rights, we have haulage rights where we use each other’s franchise, where it’s smart business. Those practices would still exist, but this is, relatively speaking, confined to terminals or gateways. And if the shipper needs us or the board needs us to give a definition of, well, exactly how many miles is that or whatever, we’d be happy to do that.

Thomas Wadewitz

Okay. Would you have concern that this would provide competitive disadvantage? You’re saying that you wouldn’t require brand X or CSX in this case to have the same provision. So, you wouldn’t – shippers wouldn’t have the right to short haul CSX and then connect with you. So, do you think that’s a meaningful disadvantage or I understand that you’re saying our service is going to carry the day and we’ll run the railroad so we won’t lose it, but is there some disadvantage that you’re looking up…

E. Hunter Harrison

To us?

Thomas Wadewitz

Yeah. To you.

E. Hunter Harrison

Well, I mean, look, you can make – someone could make that argument if you just looked without considering service cost, price efficiency, those things that we control. It’s hard for me to imagine how they would come into our backyard, into our facilities to pay a little toll charge, to have effectively 10% higher costs and compete. I don’t know how they’d that. And if they do, shame on us for allowing that to happen. It means, look, this is competition. That’s what people want. We’re advocates of that. That’s right. Look, does it always work? Some business who would like to have monopolies. Well, it’s probably not in the cards, and in this country, we were built upon a capital system. It’s built on complication and we don’t think we should be treated any differently.

Thomas Wadewitz

The U.S. rails, I would anticipate that other U.S. rails whether they are Western rails or CSX or whoever, may put up significant resistance to this. It could be out of concern on the, what we’re talking about with providing more competition and the concern what that might do to rates for whatever reason, but it seems possible if they would put up pretty strong resistance. If that happens, how big a role do they play in the approval process and how do you offset that or combat that?

E. Hunter Harrison

Well, as I’ve said to many people, the law is the law. Just because one railroad doesn’t like it, doesn’t mean it shouldn’t be approved. If you look at the STB, as long as we meet those requirements, as far as I’m concerned, unless they can make some kind of case that the downstream effect are devastating to their franchise to that area of the country or whatever, I think it’s a totally different environment.

People talk to me about the, as we go back to the BN/CN transaction that was turned down 15 years ago with a moratorium, saying it would be wonderful for those two railroads, it would be wonderful for their shippers but the other railroads would be hurt. They would be disadvantaged. They would have to do merges they don’t want to do. And I always like playing violin for them all the time.

Now, if Buffet’s going to go and say, hey, these guys are going to take advantage of me and I’m going to be crippled, and I got to do something else. I don’t think he’s going to get a lot of sympathy in Washington.

Thomas Wadewitz

Is there a mechanism for them to – do they have a voice through the process or do they have ways of pushing backwards, really just the downstream effects of the lever that they could push on to resist?

E. Hunter Harrison

I think look – I don’t know what they do, but look, somebody’s going to say, well, they got a strong lobbying arm in Washington. All we’re trying to do is say look, the rules are the rules, we’re playing by the rules. We hope everybody plays by the rules. We assume and I’m feeling pretty confident that the STB is going to be bound by their rules, and that we can make a pretty compelling case.

Now, if in their wisdom, if the board says there’s some downstream effects that we’ve overlooked or missed, and they say no, they say no, and we move on. We have said to NS that they have concerns, legitimate. I’m not saying they’re not legitimate about our conversations with regulatory approval. We told them we’d take that risk. We feel strong enough about it and we understand that we looked at a little different than they do. So, if there’s risk to take, we’ll accept that risk.

Thomas Wadewitz

You’ve indicated that it’s likely that you’d take the approach of putting in a blind trust, and – excuse me, a voting trust. And that would allow you to put someone in charge. Is it possible that you would move over and that you would be in charge of Norfolk and Keith would be in charge of CP and then you could potentially get a head start on some of the opportunity to put your growth in place. Is that a possibility? Is that likely? How would you think about that?

E. Hunter Harrison

I’d say it’s a possibility. I know you’re waiting for the rest of the answer. I don’t know if I would give it to you or not. But look, number one, we have offered Mr. Squires the position as CEO. Okay. So, we’re not trying to push him out. Okay? So, I want to make that clear.

Our view – if I had to play this out giving you a question in that context, I would say that one of the things that might happen is that, down the line, we could – and I think it might create a whole new company. Small. Very, very small. And maybe, possibility, that maybe if he wanted to accept it, Mr. Squires could be CEO of CP in Calgary. And maybe Mr. Creel could be CEO of Norfolk Southern in Norfolk.

Both of them retained their identity as Norfolk and the thoroughbred and CP, the Great Western Rail that drilled the diamonds spike that opened Canada up and all those wonderful things. And for some period of time, I would head up the holding company, and our role would be to put the synergies together from the two rails to take further the advantage of it.

Now, the interim step would be someone – and look, this doesn’t – don’t make – once again, we hadn’t had a dialogue about this. If they come up with some compelling reason and said, let’s put CP in trust. We’ll take that under advisement. We’re trying to take these two franchises, which we think are good, have a lot of potential, and create, for lack of a better term, some type of partnership that enhances shareholder value.

So, there’s no preconceived, who’s going to be chief of this or that or who gets what board seats or what. But there’s a possibility that someone – could it be me maybe, if Norfolk Southern was put in trust, we’d go over there to try to get a head start to bring them up to – I don’t want to be – I’m not trying to be critical when I say this, but up to our type of standard with our metrics.

I think they have said that they have been kind of stuck in the mud to three or four years, and they’re not performing like Norfolk Southern has typically and if you look traditionally. And so, we could put someone over there that could get a head start there. That person would have to leave Canadian Pacific as an employ. And if somebody goes and if it’s not approved, they might not have a job, but they don’t have to worry about that at this time.

So, my point is, Tom, there’s no reasonable approach that we’re not open to take it under consideration.

Thomas Wadewitz

Would it work potentially to put Keith on that role and have him move over to Norfolk or…

E. Hunter Harrison

Yeah. It’s – once again, if Jim – I think our ideal situation would be let Jim come to Canada, get a feel for that and learn about the Canadian way, which is sometimes difficult to do, I can attest to that, and Keith goes to Norfolk and starts learning the Norfolk way. And then, and I’m the neutral side of the mini holding company and then we get this thing approved and we decide where the – if that’s the permanent places that we’ll reside with those individuals or if there’s another playbook, we’ll go from there.

Thomas Wadewitz

I’ve got one or two more questions I want to ask here. There’s not a lot of – there’s too much material to cover here, but if there are one or two questions from the audience and anybody has any thoughts, I’ll move over to that in a couple of minutes.

So, you have talked about CAD 1.8 billion in operating synergies or put that in a proposal. When I think about the buckets, I think, well there is a peer overhead that you maybe don’t need two finance departments or two HR. Or you maybe you need smaller ones, one in the U.S., one in Canada. So, there’s some peer overhead, there are Norfolk Southern network operating opportunities that you – similar perhaps to what you did at CP. And then, there may be some synergies between having a larger railroad and equipment and whatever how run through Chicago or run around it. Are those reasonable buckets? If you wanted to put the CAD 1.8 billion into those buckets how would you allocate it?

E. Hunter Harrison

Well, I think that clearly, the biggest bucket is the improvement in the efficiencies of both franchises. Now, CP got a head start. CP was at a 80 OR and now we’ve got it to – I think we’re kind of settling in a run rate around 60. I think we were a little a fraction below that last quarter. I think we’re the little bit of… pop out of the recession, a little bit of top line strength. You clearly could make a case that we’re in the 58, 59 categories of pretty solid run rate efficiencies.

Thomas Wadewitz

Right.

E. Hunter Harrison

Now, I think NS is around 70-ish today. I think there’s no reason and we came to it overnight. But I think over a year or two that we could get NS to those standards we talked about so they could be at a 60, 59 or wherever type number. So that’s clearly the big bucket of the synergies.

Look, everybody talks about all the time, they talk about mergers, hackjob, we’re going to consolidate IT and all and my experience has been when you get through with it, it’s about half the time it goes up instead of coming down. The real opportunities are in the field where the costs are and to be more efficient with just the basic fundamental railroad. And I would say that, we don’t have any secret formula. It’s the same thing that’s worked with us, with this management group that I’ve been associated with and it worked with three different railroads now. So, I would think that the locomotive fleet would be gradually reduced. The car fleet would come down accordingly. There would be some rationalization probably and I’m just – I’m speculating here, probably some rationalization of some yards, some physical plants. There’s lots of opportunity there.

Thomas Wadewitz

Okay. Great. We don’t have a lot of time left. But are there any that come to from the audience.

Okay. I’ll keep going but if you come up with some let me know I think we have time for one or two. Do you have any feedback from the shippers at this point or from STB in terms of the receptiveness, a lot of resistance aside from what the rails are saying in Norfolk, so you have any initial feedback?

E. Hunter Harrison

No, I think no. Once again, from my standpoint, there’s no feedback from the STB because we don’t have any dialogue with them now and some of our people might have given them heads-up because when we had announcement but I don’t think it would’ve gone beyond that. So, there’s no indication that we have what they might do and not do. We have not entered in the – at this point, campaigning of existing customers. I can only tell you this. When I first got to CP, every customer wanted to talk to me.

And now, I don’t know if I’m a non-event but nobody will talk to me because they don’t have service problems. And the feedback I get is keep doing what you’re doing, and if you can take this and apply it over here, more power to you. Now, as I came, those thousands of customers know that I think given what I’ve said earlier, I just don’t see how the customers are going to be opposed to this. And if there’s something more missing, we’ll certainly address it with them. And I think there are going to be supporters.

And look, and the final analysis that we look at this, who is going to make that decision, who is it going to come down to, shareholders. If shareholders want this done, it’s going to be done. If they don’t, it’s not. We can – I think I’m pretty confident that we can solve the other issues. But it’s a shareholder issue. And if the shareholders want it, it’s going to happen. And if they don’t, then it’s not going to happen. It’s that simple.

So, we’re trying to – we will be focusing our time and attention. And we’ve already done a good dip because – as you could imagine. So, we got a few contacts from them trying to explain the story, what we’re doing, why we’re doing it, and a lot of detailed information. And so far, it’s been – I think it’s fair to say it’s been pretty positive.

There is one little hitch. I think this is a (indiscernible)(39:15). If you own more than one rail and you think and you listen to those rails you own, the second one, besides NS

Thomas Wadewitz

Right.

E. Hunter Harrison

And you say, well, wait a minute, my other road tells me it’s going to be really bad for them and devastating. We’re going to have some of that formality going on, and we’ll have to answer that the best we can and then people will have to make their decisions.

Thomas Wadewitz

How… I guess I recalled some comments that you’ve indicated it doesn’t work well to do a hostile deal. However, you have sent a letter, an offer letter, and had a meeting. So clearly, you’ve been more aggressive with Norfolk than you choose to be with CSX. How aggressive are you willing to be? Would you do a proxy fight if Norfolk doesn’t have interest? It does sound like you have a lot of – there’s a lot of visibility to getting it approved and a lot of conviction in the opportunity.

E. Hunter Harrison

Well, number one, we prefer not to be in some hostile position. We prefer to sit down at the table and work this out to the best of both of our abilities.

Thomas Wadewitz

Right.

E. Hunter Harrison

With due respect – we view the NS different than CSX as far as value, as far as [ph] gains (indiscernible) (40:53) and so forth, and that’s a compliment to them. And so, we’re pretty – times change, but we’re pretty adamant we’re going to get the message to the shareholders. And we’re going to work very diligently and hard to see that each shareholder has an opportunity and that we do the best that we can in explaining to them what we’re doing and why we’re doing it and what the impact is going to be and so forth.

And hopefully, we don’t have to take any adverse action that could be characterized as hostile. That’s not what we’re about and I’d prefer not to do that. But at this point, I mean, as I answered the question yesterday, describe hostile. And I went through a couple of scenarios. I said would you call that hostile. Not exactly, but so you got to define what it is. We just want to get the message to the shareholders and let them make the decision.

Thomas Wadewitz

This is a number – I guess a number of these questions have been granular. But this is granular on the transaction side. Is there a reason that you didn’t put a breakup fee in there? It seems like that’s typical to do and why not put a sizable breakup fee as part of the proposal?

E. Hunter Harrison

Well, we hadn’t had any dialog about that. And so, typically, you would sit at a table and work those kind of things out and say what do you want here and what do you want there and did somebody want to stand still or somebody want this, somebody want that, but you can’t do that if you don’t talk, okay, so we hadn’t been talking.

And look, maybe we’re to some degree responsible for this. The worst place in the world to negotiate is through paper. But that’s where we are to some degree. And if the only statement that we get is what we read in the paper of their press release, there’s speculation, it’s hard to go through this. So, it’s hard for me to say we gave some kind of opener to try to send the signal we’re serious about this. okay? But at the same time – I’m not going to negotiate against myself. So, I just think that we’re willing to address all of those things.

We just have to sit down and see somebody whether it’s a banker or their team or their board or whoever. And we’ll bring whoever they say. They don’t want me there, I’ll stay home. I can name who they want to come. But we got to talk. And this point, they hadn’t quite been ready for it.

Thomas Wadewitz

We’re essentially out of time, but I’ll give one last chance if there’s one question I see, a single question here which we’ll take and then we’ll have to wrap this up.

Could you just be a bit more specific in terms of how you can run the Norfolk Railway better? Sorry, you’ve spoken in general, but could you be a little bit more specific?

E. Hunter Harrison

Well, it’s hard to be – because it’s kind of a dull story. I’m a little handicapped – I mean I only have public knowledge like you do. I haven’t been recently – it’s been two or three years since I was on the proxy. So, there are certain things that I just don’t have privy to but our initial looks at the public numbers and the metrix, and we looked at their franchise and our franchise and we say well, what do we know that we’d say why we can’t get them to our standards locomotive wise, and we think, the one example, we have a little different operating philosophy probably there that we could probably reduce the locomotive fleet 35% to 40%, and that’s big.

And at the same time, we think we could have pretty significant impact on the car fleet. And all the associated cost, it eliminate rolling stock, eliminate material, inventory, labor to fix it and all those things, and just go down the list of quote longer trains and so forth and I think it’s clear that very few people would argue that, and good for them bad for us, they have a better physical plant than we do today. And we’re trying to catch up.

But their siding lengths, their distance between siding and those things are very good, which is encouraging exciting to us that we think we can do even better. But to some degree, it’s almost like when I first came to CP and sat down with the CFO and started giving them some of these numbers and the reaction was well we can’t do that, we’ve never done at CP, we’re not going to be able to do it. I don’t know what you think you can bring. As I described to them at that point, you know, this is to some degree a leap of faith. We’ve got a pretty good track record. This is not our first rodeo, and we think we can do that. And once again, it comes down to the shareholder deciding, do we buy that story? Is that logical? And that’s why we’re willing to sit down with shareholders and say we’ll go through everything you want to, step-by-step, if that’s necessary to get you comfortable with the “operating plan”.

Thomas Wadewitz

I think with that, we should respect Hunter’s time here. And Hunter, thank you so much for spending the time with me and with UBS. Thank you for all the insights. Really, a great pleasure to have you here today.

E. Hunter Harrison

Watch Bloomberg tomorrow. Thank you.